[ Janus Letterhead ]
June 30, 2013
VIA EDGAR
Mr. Larry Greene
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-0505

Re:	JANUS INVESTMENT FUND (the “Registrant”) 1933 Act File No. 002-34393 1940 Act File No. 811-01879 Post-Effective Amendment No. 183
Dear Mr. Greene:
On behalf of the Registrant and its underlying series, Perkins International Value Fund (the “Fund”), this letter is to respond to your comments made by telephone on February 26, 2013, with respect to the Registrant’s Post-Effective Amendment No. 183 filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), on January 11, 2013. The comments of the staff of the Securities and Exchange Commission (the “Staff”), as we understand them, and the Registrant’s responses to Staff comments are as follows:
1.	Staff Comment: The Staff requested that the Registrant reflect in writing all comments and responses, provide such comments and responses in an EDGAR Correspondence filing, and carry over comments, as applicable, to the Registrant’s other Prospectuses and Statements of Additional Information (“SAIs”).

Response: The Registrant acknowledges the comment and confirms that it has complied.
Prospectus Comments
2.	Staff Comment: Referring to guidance provided by the Staff to the Investment Company Institute in July 2010 relating to disclosure of investments in derivatives by investment companies, the Staff inquired whether the Registrant had provided appropriate disclosure related to the Fund’s derivatives investment policy.

Response: The disclosure is reflective of the Fund’s anticipated investments in derivatives instruments. The Registrant will continue to monitor the Fund’s derivative investments and will update the disclosure accordingly.

3.	Staff Comment: The Staff noted that a fund with “international” in its name should invest in securities of at least ten countries and invest at least 40% of its assets in securities of foreign countries, excluding the United States.

Response: The Registrant believes the Fund’s investment policies are consistent with formal SEC guidance regarding fund names.

4.	Staff Comment: The Staff indicated that to the extent fees and expenses incurred indirectly by the Fund as a result of its investment in shares of one or more “acquired funds” exceed 0.01% of the average net assets of the Fund, the Fund should add an appropriate subcaption to the “Annual Fund Operating Expenses” table.

Response: The Registrant acknowledges the comment and will add an appropriate subcaption as applicable.

5.	Staff Comment: The Staff noted that the Fund’s fee tables were incomplete and requested copies.

Response: As discussed, the fee tables filed with the 485(a) filing were not updated due to the fact that, at the time of the filing, the Fund’s estimated expenses were not yet available. The Registrant supplementally provided via email fee and expense tables for the Staff’s review.

6.	Staff Comment: The Staff noted that the initial term of the Fund’s expense limitation agreement must be at least one year from the effective date of the Fund.

Response: The Registrant confirms that the Fund’s fee waiver will be in effect for an initial one-year period, subject to termination or modification at the discretion of the Fund’s Board of Trustees.

7.	Staff Comment: With regard to a footnote located in the Annual Fund Operating Expenses table that states, “Janus Capital may recover from the Fund fees and expenses previously waived...,” the Staff requested additional information regarding the terms of the recoupment provision.

Response: The Registrant confirms that Janus Capital has the ability to recoup certain expenses as described in the Fund’s expense limitation agreement. As previously discussed, the contractual expense waivers apply if total operating expenses (excluding certain expenses) exceed a certain limit, and recoupment is only possible if the expense ratio falls below the expense limit, and only for a period of three years subsequent to the Fund’s commencement of operations.

8.	Staff Comment: With respect to the Fund’s Prospectus and disclosure found in the “Additional Information About the Fund” section related to securities lending, specifically the statement “Janus Capital intends to manage the cash collateral in an affiliated cash management vehicle and will receive an investment advisory fee for managing such assets,” the Staff asked whether the Prospectus contained any disclosure regarding a potential conflict of interest as a result of such arrangement.

Response: The Registrant confirms such disclosure is included in the Fund’s Prospectus.

9.	Staff Comment: The Staff inquired whether the indication that various derivative transactions, noted under “Other Types of Investments,” could comprise a significant percent of the fund’s portfolio was accurate and therefore should be included under the principal investment strategies.

Response: The Registrant has removed the disclosure as the Fund does not intend at this time for various derivative transactions to comprise a significant amount of the Fund’s assets.

SAI Comments
10.	Staff Comment: With respect to the Fund’s fundamental policy pertaining to the ability to borrow money for temporary or emergency purposes, the Staff asked the Registrant to confirm that the Fund is only allowed to borrow from banks.

Response: The Registrant confirms that, for purposes of this fundamental policy, the Fund is only allowed to borrow from banks.

11.	Staff Comment: With respect to disclosure pertaining to special purpose acquisition companies, the Staff asked the Registrant to update the disclosure to include the notion that until such time as the invested funds are returned, they are unavailable for investment.

Response: The Registrant acknowledges the comment and has updated the disclosure appropriately.

12.	Staff Comment: The Staff noted SAI disclosure related to natural disasters and requested that, if applicable, such disclosure be added to the Fund’s Prospectus. In addition, the Staff asked that the Registrant review the Staff’s climate change letter and make any necessary disclosure changes.

Response: The Registrant acknowledges the Staff’s comment regarding natural disaster disclosure. The Registrant also confirms that it has reviewed the Staff’s climate change letter.

13.	Staff Comment: The Staff requested confirmation that the Registrant’s procedures with respect to the segregation of assets in relation to credit default swap contracts complies with the asset segregation or “cover” rules described in Investment Company Act Release No. 10666.

Response: The Registrant confirms that its segregation procedures comply with applicable SEC guidance, including that described in Investment Company Act Release No. 10666.

14.	Staff Comment: The Staff stated that any benchmark related to portfolio manager compensation should be disclosed.

Response: The Registrant’s confirms that the Lipper Peer Group on which portfolio manager compensation is measured has been disclosed.

15.	Staff Comment: The Staff requested that the Registrant provide a Tandy representation in a response letter to be filed as correspondence separate from the filing.

Response: The Registrant provides its response below.
The Registrant acknowledges responsibility for the adequacy and accuracy of the disclosure in the filing. In addition, the Registrant acknowledges that Staff comments, or changes to disclosure in response to Staff comments in the filing reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the filing.

If you have any concerns regarding the above responses, please call me at (303) 336-4132. Thank you for your assistance in this matter.
Respectfully,
/s/ Christine Scheel
Christine Scheel
Legal Counsel

cc:	Stephanie Grauerholz-Lofton, Esq.
Larry Greene, Esq.
Richard C. Noyes, Esq.
Donna Brungardt